Exhibit 12

                      METROMEDIA INTERNATIONAL GROUP, INC.
                       Ratio of Earnings to Fixed Charges
                                 (in thousands)

                                                                                      Years ended December 31,
                                                               --------------------------------------------------------------------
                                                                 2000           1999            1998           1997          1996
                                                               --------      ---------       ---------       --------      --------
EARNINGS:
Pretax loss from continuing operations before minority
    interests and equity in losses of unconsolidated
    investees attributable to common stockholders              $(15,525)     $(147,639)      $(143,059)      $(96,207)     $(64,563)
Income distributions from less than fifty-percent-owned
    joint ventures                                                  154            776           1,964            940           300
                                                               --------      ---------       ---------       --------      --------
       Adjusted loss                                           $(15,371)     $(146,863)      $(141,095)      $(95,267)     $(64,263)
                                                               ========      =========       =========       ========      ========

FIXED CHARGES:
Interest expense, including amortization of debt discount      $ 31,047      $  17,265       $  16,331       $ 20,922      $ 19,090

Portion of rent expense representative of the interest factor     2,829          2,219           1,934          1,572           435
Preferred stock divided requirement                              15,008         15,008          15,008          4,336            --
                                                               --------      ---------       ---------       --------      --------
       Total fixed charges                                     $ 48,884      $  34,492       $  33,273       $ 26,830      $ 19,525
                                                               ========      =========       =========       ========      ========
Ratio of earnings to fixed charges                                  (A)            (A)             (A)            (A)           (A)
                                                               ========      =========       =========       ========      ========

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(A)   For purposes of this computation, earnings are defined as pre-tax earnings or loss from continuing operations of the Company before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees attributable to common stockholders plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of deferred financing costs, premium and debt discounts, (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third) and (iv) dividends on preferred stock. The ratio of earnings to fixed charges of the Company was less than 1.00 for each of the years ended December 31, 2000, 1999, 1998, 1997, and 1996; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The deficiency in earnings to fixed charges for each of the years ended December 31, 2000, 1999, 1998, 1997, and 1996 were $15.4 million, $146.9 million, $141.1 million, $95.3 million, and $64.3 million, respectively.

      In addition, the Company has guaranteed the debt of certain of its joint ventures. The interest expense associated with the debt that has been guaranteed by the Company was $1.7 million, $2.0 million, and $684,000 for the years ended December 31, 2000, 1999, and 1998.